HOGAN & HARTSON
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COLUMBIA SQUARE
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TEL (202) 637-5600
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03007461

February 19, 2003

03 FEB 24 AM 7:21

SUPPL

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following document in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

Announcement to the Shareholders – Payment of Interest on Equity

The enclosed document is furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed document shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

Dlw 3/19

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira

BELGO
Grupo Arcelor

Companhia Siderúrgica Belgo-Mineira
CNPJ 24.315.012/0001-73 - NIRE 3130004638-9

ANNOUNCEMENT TO THE SHAREHOLDERS

PAYMENT OF INTEREST ON EQUITY

We hereby advise the Shareholders that we will be paying out Interest on Equity for the 2002 financial year from February 27, 2003 onwards, as approved by the Board at a Meeting held on December 20, 2002, in the total gross amount of R$ 90,643,235.08, at R$ 12.37 per 1,000 common shares and R$ 13.61 per 1,000 preferred shares, calculated on the positions held by the Shareholders on December 31, 2002 and excluding shares held in Treasury, in compliance with Brazilian Law.

As stipulated in Article 30, Paragraph 5 of the Company By-Laws, the amounts distributed will be considered as advances on the mandatory dividends payable for the 2002 financial year, to be declared at the next Annual General Meeting of the Company, and will not be subject to monetary restatement through to the effective payment date thereof.

With the exception of Shareholders exempt from Income Tax Withheld at Source (IRRF – *Imposto de Renda Retido na Fonte*), the Interest on Equity will be paid out at net values, in compliance with the procedures adopted by the Brazilian Settlement and Custody Chamber (CBLC - *Cia. Brasileira de Liquidação e Custódia*) to Shareholders making use of its fiduciary custody services, or through automatic credits to their respective bank accounts for Shareholders directly identified with the Banco Itaú S/A and whose records are up to date. Interest payable to Shareholders with no registered bank accounts or whose records are not up to date will be credited to the branches of Banco Itaú S/A with Shareholder Service facilities within 3 (three) business days after their records are duly regularized.

Belo Horizonte, February 17, 2003

Marcos Piana de Faria
Finance and Investor Relations Director